Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement dated October 28, 2025 to the

Prospectus dated December 2, 2024

Registration No. 333-283540

Blackstone Reg Finance Co. L.L.C.

$600,000,000 4.300% Senior Notes due 2030

$600,000,000 4.950% Senior Notes due 2036

Pricing Term Sheet

October 28, 2025

The information in this pricing term sheet relates to Blackstone Reg Finance Co. L.L.C.’s offering of $600,000,000 of its 4.300% Senior Notes due 2030 and $600,000,000 of its 4.950% Senior Notes due 2036 (the “Offering”) and should be read together with the preliminary prospectus supplement dated October 28, 2025 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated December 2, 2024, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-283540. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blackstone Reg Finance Co. L.L.C.

Guarantors:	Blackstone Inc.
Blackstone Holdings I L.P.
Blackstone Holdings AI L.P.
Blackstone Holdings II L.P.
Blackstone Holdings III L.P.
Blackstone Holdings IV L.P.

Denominations:	$2,000 x $1,000

Expected Ratings (Outlook)*:	A+ (stable) by Standard & Poor’s Financial Services LLC
A+ (stable) by Fitch Ratings, Inc.

Legal Format:	SEC Registered

Interest Accrual Date:	November 3, 2025

Settlement Date (T+4)**:	November 3, 2025

Pricing Date:	October 28, 2025

Title of Securities:	4.300% Senior Notes due 2030	4.950% Senior Notes due 2036

Principal Amount Offered:	$600,000,000	$600,000,000

Maturity Date:	November 3, 2030	February 15, 2036

Coupon:	4.300% per year	4.950% per year

Interest Payment Dates:	May 3 and November 3, commencing on May 3, 2026	February 15 and August 15, commencing on February 15, 2026

Benchmark Treasury:	3.625% due September 30, 2030	4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	100-02; 3.611%	102-04+; 3.983%

Spread to Benchmark Treasury:	T + 73 bps	T + 98 bps

Reoffer Yield:	4.341%	4.963%

Issue Price:	99.817%	99.904%

Proceeds (before expenses and underwriters’ discount):	$598,902,000	$599,424,000

Make-Whole Call:	T + 15 bps prior to October 3, 2030	T + 15 bps prior to November 15, 2035

Par Call:	On or after October 3, 2030 (one month prior to maturity date)	On or after November 15, 2035 (three months prior to maturity date)

CUSIP / ISIN:	092914AB6 / US092914AB66	092914AC4 / US092914AC40

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC

Co-Managers:

Blackstone Securities Partners L.P.

Barclays Capital Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

UBS Securities LLC

Academy Securities, Inc.

ANZ Securities, Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

Mizuho Securities USA LLC

R. Seelaus & Co., LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Conflicts of Interest:	Blackstone Securities Partners L.P., as a subsidiary of Blackstone Inc., is deemed to have a “conflict of interest” within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Rule 5121 imposes certain requirements on a FINRA member participating in the public offering of securities of an issuer if there is a conflict of interest and/or if that issuer controls, is controlled by, or is under common control with, the FINRA member. This offering is being made in compliance with the requirements of Rule 5121. In compliance with Rule 5121, Blackstone Securities Partners L.P. will not sell any of our securities to a discretionary account unless it has received specific written approval from the account holder in accordance with Rule 5121. The appointment of a “qualified independent underwriter” is not necessary in connection with this offering.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment therefore on or about the closing date, which will be on or about the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify alternate arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Blackstone Inc. has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus for this offering in that registration statement, and the documents incorporated by reference therein that Blackstone Inc. has filed with the SEC for more complete information about Blackstone Inc., the issuer, the guarantors and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Deutsche Bank Securities Inc. at 1-800-503-4611; Morgan Stanley & Co. LLC at 1-866-718-1649; and RBC Capital Markets, LLC at 1-866-375-6829.

Any disclaimers or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.